As filed with the Securities and Exchange Commission on December 28, 1999 Registration No. _____________

==============================================================================

              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM 10-SB

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                       DIVERSIFIED RESOURCES GROUP, INC.
                ----------------------------------------------
                (Name of Small Business Issuer in its Charter)


          Utah                                                87-0427911
-------------------------------                            -------------------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                             Identification No.)


                355 Interstate Blvd., Sarasota, FL                   34240
        --------------------------------------------------------   ----------
        (Address of principal executive offices)                   (Zip Code)

Issuer's telephone number:          (941) 923-1949
                                    --------------

Securities to be registered under Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered
      -------------------                      ------------------------------

              N/A                                           N/A

Securities to be registered under Section 12(g) of the Act:

                  Common Stock, par value $0.001 per share
                  ----------------------------------------
                              (Title of Class)

==============================================================================

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                    DIVERSIFIED RESOURCES GROUP, INC.

                                  FORM 10-SB

                              TABLE OF CONTENTS

PART 1                                                                    Page

Item  1.     Description of Business .....................................  3

Item  2.     Management's Discussion and Analysis or Plan of Operation ... 12

Item  3.     Description of Property...................................... 16

Item  4.     Security Ownership of Certain Beneficial Owners
              and Management.............................................. 17

Item  5.     Directors, Executive Officers, Promoters
              and Control Persons......................................... 18

Item  6.     Executive Compensation....................................... 20

Item  7.     Certain Relationships and Related Transactions............... 22

Item  8.     Description of Securities.................................... 24

PART II

Item  1.     Market Price of and Dividends on the Registrant's
              Common Equity and Other Shareholder Matters................. 25

Item  2.     Legal Proceedings............................................ 26

Item  3.     Changes in and Disagreements with Accountants................ 26

Item  4.     Recent Sales of Unregistered Securities...................... 26

Item  5.     Indemnification of Directors and Officers.................... 28

PART F/S

             Financial Statements......................................... 31

PART III

Item  1.     Index to Exhibits............................................ 55

             Signatures................................................... 55

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                                    PART I
ITEM 1.  DESCRIPTION OF BUSINESS
Corporate History
-----------------
General
-------
The Registrant was incorporated in the state of Utah in July 1984 under the name Gen II, Inc., and had no operations until July 1992, when it acquired Data-1, Inc., a Delaware corporation ("Data Del"). In the acquisition, the holders of all the outstanding shares of Data Del exchanged their shares for 81.8% of the outstanding shares of the Registrant, and Data Del became a wholly-owned subsidiary of the Registrant. As part of the transaction, the Registrant changed its name to Data 1, Inc., management of Data Del assumed management and control of the Registrant, and the business of Data Del became the business of the Registrant. In February 1996, the Registrant incorporated a wholly-owned subsidiary, Memory 1, Inc., a Florida corporation.

In September 1997, the Registrant filed a petition for relief under Chapter 11 of the federal bankruptcy laws. Under Chapter 11, the Registrant continued its business operations while negotiating settlements and preparing a Plan of Reorganization. The Registrant's operations during 1998 and 1997 involved the manufacturing and marketing of computer memory devices. By December 31, 1998, the Registrant had reverted to the status of a startup company, with essentially no operations. In May 1999, the Registrant changed its name to Diversified Resources Group, Inc., to better reflect management's intentions to diversify its operations once the emergence from bankruptcy proceedings was finalized. Final approval of the Plan of Reorganization was granted by the United States Bankruptcy Court in July 1999. (See Part I, Item 7, CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, and Part II, Item 2, LEGAL PROCEEDINGS).


Summary of Recent Business Operations
-------------------------------------
During the lengthy process of the Company's emergence from bankruptcy, management faced problems of capitalization as well as decisions about the future direction of the Company. Management decided to seek out and explore a variety of potential business opportunities that might better shield the Company and its shareholders from the kind of specific market risk to which the Company fell victim as a result of the collapse of the memory chip market. In an attempt to diversify the Company's business operations and spread its risk exposure, management has determined that the Company will be best served by focusing on operations in three diverse areas; sales of rechargeable batteries, investments in selected real estate opportunities, and the marketing of a new HIV screening test. Of these three distinct areas of business focus, the battery sales operation is up and running, a real estate prospect has been identified, and certain preliminary financial and scientific assessments of the HIV screening test have begun. Certain specifics regarding each of these areas of operation have been provided by management and are set forth below.

I. BATTERY BUSINESS
-------------------
General
-------
The rechargeable battery business was suggested to the Company as a means of using the existing infrastructure of the Company, including a substantial portion of its customer base, to generate immediate cash sales. Unlike the


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memory business, a supplier was readily available, and one investment group,
United Funding Solutions, Inc. ("United Funding"), a company controlled by one of the Company's principal shareholders, was interested in assisting the Company's entrance into this business. Beginning in April 1999, the Company began to implement its restructuring plan under the trade name "Cordless Power Corporation," and has redirected its focus towards supplying rechargeable batteries.

To date, the Company's most crucial relationship is with United Funding which has been engaged to establish supply lines, recruit management and sales organizations, assist in major institutional sales, establish warehousing and shipping facilities, and assist in market planning and strategies. Under a consulting agreement (the "Consulting Fee Agreement"), United Funding is being paid a base amount of $100,000 per year for the next five years and is also being paid 10,000,000 shares of common stock under a performance clause. The Consulting Fee Agreement calls for issuance of "post-split" shares in amounts of 1,000,000 shares up front with up to an additional 9,000,000 shares issued subject to one share being released for every dollar of gross profit earned. At the time the Consulting Fee Agreement was signed, it was assumed that the Company was going to effect a 1 for 10 reverse split. Because the reverse split has not yet been effected, the shares issued to United Funding have been adjusted by informal agreement. At this time, however, the Company does not have sufficient authorized capital to meet its obligations for additional share issuances if the performance targets are met under the agreement.

The Company's principal supplier of batteries is E-Tech, Inc. USA ("E-Tech"), which was introduced to the Company by United Funding. E-Tech has historically been one of the world's leading suppliers of equipment for battery manufacturing facilities. In recent years, through arrangements with manufacturing facilities for which E-Tech supplies equipment, E-Tech has developed a supply of batteries it can offer to distributors such as the Company for resale in the United States and other markets. The Company believes that the patents for impedance matching for E-Tech's batteries gives it's products an advantage against many other competing technologies. The Company is one of many distributors representing E-Tech's products.

Principal Product
-----------------
The Company's principal product is rechargeable replacement battery packs for cellular telephones. The rechargeable replacement battery packs sold by the company fit most major cellular telephone brands including Nokia, Motorola, Ericsson, Nextel, and NEC.

Distribution Methods
--------------------
The Company markets the cellular telephone rechargeable replacement battery packs through two separate and distinct distribution outlets:

  - Internet/eCommerce: The Company operates an eCommerce (direct sales) web site located at www.factorydirectbatteries.com that allows Internet users to purchase batteries directly from the web site by using any of the following payment methods: Master Card, Visa, American Express, or Internet Check. The company is taking the proper steps to obtain the valuable exposure that is absolutely imperative in promoting a web presence on the Internet. For example: The Company has secured listings with all major search engines, and has secured advertising, and in some cases top billing, on the popular www.goto.com search portal.

  - Mobile Distributors: The Company contracts with independent sales representatives who purchase batteries directly from the Company. The independently contracted sales representatives deliver the batteries to cellular rechargeable replacement battery pack retailers throughout their designated sales territory.
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Status of New Products
----------------------
The Company has evaluated the following new products, and will begin selling these products in the fourth (4th) quarter of 1999. These new products are: cellular telephone replacement battery pack rechargers/eliminators, leather phone cases, and hands-free car cigarette lighter plug-in with speaker phone capability.

The Company is currently evaluating the following product lines for possible addition to the Company's product menu in the year 2000: camcorder replacement battery packs, lap top computer replacement battery packs, and cordless power tool replacement battery packs.

Competitive Business Conditions
-------------------------------
Based on its current business relationship with E-Tech, the Company believes that it can, and is establishing itself in the undeveloped rechargeable replacement battery pack business. This belief is based upon the following:

  - Patent Pending Technology. The Company believes that the battery products supplied by E-Tech provide impedance matching technology that is in a patent pending status that is proven to produce battery packs with longer life spans and greater performance. The impedance matching technology matches power cells within a single battery pack to within one percent (1%) performance of each other. The industry standard for impedance matching currently matches power cells within a battery pack to within twenty percent (20%) to thirty percent (30%). The Company believes that this is a significant advantage over competitive products with less impedance matching.

  - Pricing Advantages. The Company's direct relationship with the manufacturer of the replacement battery packs allow it pricing advantages. Since there are no middle-persons to compensate, these savings can be passed on to the independent sales representatives and/or end-users/consumers.

  - Market size and growth. Cellular telephone industry experts predict that the number of cellular telephone users in the United States will grow from today's 35,000,000 users to 70,000,000 users by the year 2005. The Company believes that this growth will affect the growth of the replacement battery pack industry positively.

Raw Materials and Suppliers
---------------------------
The Company purchases finished goods only; there are no raw materials used or purchased by the Company.

The Company currently utilizes one principal supplier and one secondary supplier for rechargeable replacement battery packs and accessories for Cordless Power. E-Tech is the Company's primary supplier, and USACell is the Company's secondary supplier.

Dependence on One or a Few Principal Suppliers
----------------------------------------------
The Company currently relies on two suppliers for the purchase of rechargeable replacement battery packs and accessories. Its principal supplier of replacement battery packs and accessories is E-Tech. E-Tech, Inc. USA has been manufacturing battery packs since 1978, and operates manufacturing facilities in China. E-Tech has a patent pending on the impedance matching technology that matches power cells within a single battery pack to within one percent (1%) performance of each other.

The Company presently pays cash at factory-direct pricing for its inventory, but hopes to establish lines of credit with its suppliers once it has established a historical relationship with such suppliers.

Patents, Trademarks, Licenses
-----------------------------
The Company currently owns the Trademark, "Cordless Power" for private labeling of its rechargeable replacement battery packs and accessories.

The Company owns no other Patents, Trademarks, or Licenses.

Need for Governmental Approval, Effect of Governmental Regulations
------------------------------------------------------------------
The Company is not aware of any governmental regulations relating directly or indirectly to its Cordless Power business operations, or of any need to seek government approval for such operations.

Research and Development Activities
-----------------------------------
The Company is not involved in any research and development activities.

Costs & Effects of Environmental Laws
-------------------------------------
The Company knows of no environmental laws that relate directly or indirectly to its Cordless Power business operations.

Employees
---------
As of December 1, 1999 there were 3 full-time employees in the Cordless Power division.

II. VIROTEST BUSINESS
---------------------
General
-------
In December 1998, one of the Company's directors was approached by a relative who had previously invested in a company called Virotest which had been in the process of bringing a new HIV screening test to market. Virotest's president and other key officers were all killed in a plane crash and the business operations of Virotest were subsequently tied up by litigation. After some examination of the Virotest product, the Company determined that it might be beneficial to obtain acquisition rights to the Virotest HIV screening product, subject to completion of audits and scientific due diligence. The Company has engaged its auditors, Jones, Jensen and Company, to audit the financial records of Virotest through September 30, 1999, and to assist the Company on an as needed basis with other due diligence associated with the transaction, including assembling such information needed in the preparation of a joint proxy statement, assistance in determining the appropriate accounting treatment post merger, and any other auditing and financial services deemed necessary associated with the potential acquisition of Virotest.

The Company has entered into an agreement with Quintiles, Inc. ("Quintiles"), a nationally recognized consultant in the medical field, to review and evaluate the feasibility of the Virotest operations, specifically new product assessment. Quintiles has demonstrated capabilities in every phase of medical product development, including laboratory support, product promotion, regulatory assistance, manufacturing support, management recruiting,
feasibility studies, and product distribution.   In the event that the Company
pursues the Virotest acquisition, Quintiles will be looked at to expand its role. Quintiles bills the Company at hourly professional rates for its services.
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

Virotest's Principal Product
----------------------------
Virotest's principal product is intended to be a low cost, saliva-based, quick result AIDS test. The Company's management is in the process of evaluating this technology, and has entered into an informal agreement to allow for the acquisition of the technology with Virotest, Inc., a California corporation. The agreement permits the Company to complete its due diligence before finalizing the acquisition. The product has not yet been brought to market pending the resolution of certain key questions (see "Status of Product").

Distribution Methods
--------------------
Because the Company has not completed the acquisition, it has not developed a formal distribution plan. It is the Company's intention is to use separate and distinct distribution outlets such as:

  - Internet/eCommerce: Upon completion of the acquisition, the Company will construct an eCommerce website that allows Internet users, where permitted, to purchase kits directly from the website by using any of the following payment methods: Mastercard, Visa, American Express, or Internet Check. The Company will take the proper steps to obtain the degree of exposure that is absolutely imperative in promoting a web presence on the Internet. For example: The Company will secure listings with all major search engines, and has secured advertising space, and in some cases top billing, on the popular www.goto.com search portal.

  - Distributors: The Company intends to contract with independent sales organizations and representatives who purchase kits directly from the Company. The independently contracted sales representatives deliver the kits to the appropriate drug retailers and health organizations throughout their designated sales territories.

Status of Products/Acquisitions
-------------------------------
Management's evaluation of the project is as follows:

To justify further investment prior to the acquisition, the Company intends to take the following steps, not necessarily in this order:

  - Define and identify the target markets in terms of countries and populations;
  - Determine the level of protection afforded the intellectual property by the existing patent(s), and determine if the projection level justifies going forward;
  - Further identify the competition and estimate the market size and anticipated share of the target markets;
  - Develop the product specification for an HIV-1 saliva screening assay so as to satisfy the performance, ease of use, shelf life, storage conditions, and other requirements mandatory to achieving regulatory approval and sufficient sales in the target markets;
  - Estimate the manufacturing cost;
  - Develop a program to include:
     Defining regulatory strategy for each target market, Defining marketing and sales strategy for each target market, Development of the product,
     Development of the manufacturing process,
     Pilot manufacturing of the product for clinical trial use, Evaluation of the product performance in the clinic, Obtaining regulatory approvals, and
     Scaling up of manufacturing for market quantities.
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

  - Complete of audit and financial due diligence of Virotest, Inc., the acquisition target.

The Company's management will review carefully the feasibility of the project as it moves through the above steps. The Company has not yet received any information to indicate it will be unable to complete any of the required steps. At this time, however, there can be no assurance that all of the outstanding concerns and questions will be resolved. If any significant problems develop, the Company will table the project or modify its plans.

Competitive Business Conditions
-------------------------------
Based on current conditions, the Company believes that, subject to the positive resolution of the matters indicated above, it may have an opportunity to have a positive future in AIDS testing. This belief is based upon the following:

  - Patented Technology: The Virotest product will be the only product in the market that is low-cost, saliva-based, requires no medically trained personnel, and provides results within a few minutes. The Western Blot Test, used throughout the U.S. and western Europe is similar to the Virotest product, but uses blood. In addition to unpleasantness, there is risk of spreading the disease through accidental skin pricks. Another industry leader, Orasure, has a product which requires the mailing of results to their lab for further analysis, which is expensive and slow. The Company believes that the Virotest product will be competitive in the market place.

  - Pricing Advantages: The Company's ownership of its own patent, if operations commence, should allow it pricing advantages. Since there are no organizational middle-persons to compensate, cost savings can be passed on to independent sales representatives and/or end-users/consumers.

  - Market Size and Growth: As AIDS continues to spread, the need for the product should increase as the need to halt the spread of AIDS increases in importance, particularly in third world countries.

Raw Materials and Suppliers
---------------------------
Virotest currently purchases peptides from Repligen, Inc. The peptide is crucial to the manufacture of the product but can be developed from other sources at a much greater start-up cost. There will be no other crucial raw materials used or purchased by the Company.

The Company has not developed relationships with laboratories, packaging suppliers, manufacturers and other suppliers which it will need upon commencement of operations.

Dependence on a Key Consultatnt and Limited Suppliers
-----------------------------------------------------
At present, the Company is dependent on its consultant, Quintiles, Inc., for the necessary science and business contacts needed to resolve due diligence issues and, if appropriate, commence operations. In the event that the Company's relationship with Quintiles were to discontinue, the Company is not confident that a suitable replacement could be found. Other relationships, such as the purchase of peptides from Repligen, Inc., are equally significant should operations develop. There is no alternative supplier currently available, and the Company's current information indicates that purchases from any alternative supplier would materially increase the costs of production.


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Patents, Trademarks and Licenses
--------------------------------
Neither the Company nor Virotest, Inc. owns any other patents, trademarks or licenses.

Need for Governmental Approval
------------------------------
Virotest has obtained government approval for sale in Canada and Mexico which approval is believed to provide a platform for subsequent approval in many key countries throughout the world. FDA approval in the United States is currently too much of a strain on the Company's meager resources to pursue. There are however, a variety of nations with both a greater need for the product and less stringent governmental regulations. Should the Company acquire Virotest, its intention is to first market the product in those countries with little or no barriers to market.

Effect of Existing or Probable Governmental Regulations
-------------------------------------------------------
The Company is not aware of any new or proposed regulations which will make it more difficult to go to market, although it is possible that such regulations may be enacted before marketing begins. Development of an appropriate worldwide regulatory strategy is crucial for the Company's success.

Research and Development Activities
-----------------------------------
At present, the Company has no research and development activities related to this product.

Costs and Effects of Environmental Laws
---------------------------------------
The Company does not believe there will be any significant environmental issues and related costs and effects to comply with any applicable environmental laws from the manufacturer, sale, use and/or disposal of the product.

Employees
---------
None.

III. REAL ESTATE DEVELOPMENT
----------------------------
General
-------
In May 1999, management entered into discussions with James M. Matheny, a shareholder of the Company, concerning the exchange of restricted stock of the Company for a real estate development project. After researching the background of the project, management determined that the project was sound, and that the project could result in revenue either from the development of the project or from the sale of all or some of the properties involved.

Accordingly, in August 1999, the Company entered into an assignment agreement with Matheny Development, LLC ("Matheny Development"), an entity controlled by James M. Matheny, for an assignment of all Matheny Development's right and interest in a Contract for the Purchase and Sale of Real Property dated April 8, 1999 (the "Purchase and Sale Contract"), between Matheny Development and PCF Falls, LLC ( "PFC"). The Purchase and Sale Contract called for
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

a $100,000 earnest money deposit on signing, with 75% of the $21,000,000 purchase price due in cash at closing, and the remaining 25% balance due in the form of an interest bearing promissory note. The original closing was to be not later than July 31, 1999, with an extension until December 1, 1999 subject to additional non-refundable extension fee of $76,562 per month. The extension fees apply to the purchase price. In October 1999, the closing date was extended by the parties to March 2, 2000. At December 15, 1999, the Company has paid a total of $459,372 in extension payments.

The assignment between the Company and Matheny Development (the "Assignment") calls for the payment by the Company to Matheny Development, at the closing of the Purchase and Sale Contract, of $2,000,000, plus the return to Matheny Development of the $100,000 earnest money deposit, and the assumption by the Company of the monthly extension payment obligation. The Assignment also contains provisions for payment by the Company to Matheny Development of liquidated damages in the event of a breach of the Purchase and Sale Contract. If the Company breaches the contract, it must reassign its rights to Matheny Development and pay damages in the amount of $2,100,000. If PFC breaches the contract, the Company must either pursue all legal action necessary to enforce the contract, or reassign its rights to Matheny Development and pay damages in the amount of $2,200,000.

In order to meet its obligations under the Assignment, the Company has explored multiple fundraising options. To establish the viability of the project and to assist the Company in obtaining a funding commitment, the Company has entered into letters of intent with various residential home builders (i.e., U.S. Homes and Washington Homes, a division of Westminster Homes, and with Drucker and Falk and Squire Homes).

The letters of intent with U.S. Homes and Washington Homes provide for closings on a minimum number of lots each quarter according to a five year schedule. Closing prices per lot include an escalator provision whereby a portion of the interest and taxes accumulated from the signing of the letters of intent are added to the final price of the lots sold. In the event that the schedules for closings are not met, the development project will be entitled to recover certain earnest money funds deposited.

The letters of intent with Drucker and Falk and Squire Homes are for sales of entire parcels within the development, and provide for a fixed price and a specified time to close. There is no earnest money arrangement for the parcel sales.

Principal Product
-----------------
Falls River Development is an upscale residential real estate development in the Raleigh, North Carolina area for which the Company has development rights. The development is one of the few larger scale (600 acres) residential projects available in this real estate market.

Distribution Methods
--------------------
The Company currently markets the lots on a wholesale basis by selling to major builders such as U.S. Homes, Washington Homes, Drucker & Falk, Squire Homes, and other well known names in the residential construction industry.

Status of Property
------------------
The Company has the entire real estate development project under contract with a closing extended to March 2, 2000. The Company has yet to obtain the necessary financing to close the project, but management is exploring
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

a variety of methods to obtain financing, including joint ventures, development loans, sale of major parcels, or sale of the entire contract. However, there can be no assurance that the Company will be able to meet its commitments or finance the property based on current operating cash flows.

Competitive Business Conditions
-------------------------------
Based on the current economic environment, the Company believes that it can, and is establishing itself as a competitor in its market. This belief is based upon the following:

  - Location. The former owner of the property, Duke University, did not pursue its development as most of the surrounding area was built. As a result, the surrounding area and infrastructure are well developed and the capacity for absorbing new growth exists. For instance, Interstate 540, a bypass that shortens rush hour drive time to Research Triangle, a major employment hub, from 45 minutes to 15 minutes is expected to open by the spring of 2001.

  - Market Size and Growth. Several of the leading communities in the Raleigh area such as Apex and Cary, have various building permit and development restrictions due to their lack of infrastructure. Raleigh and the Research Triangle area continue to prosper as the nations economy booms.

Raw Materials and Suppliers
---------------------------
The Company is purchasing raw land which is already under contract. The Company believes its corporate officers have significant experience in finding suppliers for development functions and do not expect any deviation from normal competitive supplier conditions for this industry.

Dependence on One or a Few Principal Suppliers
----------------------------------------------
None.

Patents, Trademarks and Licenses
--------------------------------
The Company owns no Patents, Trademarks or Licenses for its real estate business.

Need for Governmental Approval
------------------------------
Real estate development requires government (i.e., federal, state, county and local) planning and approval for virtually every step of the development process relating to planning and zoning, infrastructure needs, environmental considerations, drainage, transportation, construction, recreation, education and other similar issues. The property is approved for single family, multi-family and neighborhood village usage. The Company is submitting construction drawings to the city of Raleigh, North Carolina, for final approval.

Effect of Existing or Probable Governmental Regulations
-------------------------------------------------------
Other than building permit restrictions in other nearby communities, and the various regulations discussed herein, there are no existing or probable regulations which will affect the property.

Research and Development Activities
-----------------------------------
The nature of the development process does not lend itself to any research and development activities.
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

Costs and Effects of Environmental Laws
---------------------------------------
Since the property is adjacent to the Noose River, it is subject to regulations regarding the Noose River Basin and other regulations from the Army Corps of Engineers regarding wetlands. The Company believes its development plan is in compliance with all required laws.

Employees
---------
As of December 1, 1999, there were no full-time employees and three part-time employees in the Falls River Development project.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Cautionary Statement Regarding Forward-looking Statements
---------------------------------------------------------
This report may contain "forward-looking" statements. Examples of forward-looking statements include, but are not limited to: (a) projections of revenues, capital expenditures, growth, prospects, dividends, capital structure and other financial matters; (b) statements of plans and objectives of the Company or its management or Board of Directors; (c) statements of future economic performance; (d) statements of assumptions underlying other statements and statements about the Company and its business relating to the future; and (e) any statements using the words "anticipate," "expect," "may," "project," "intend" or similar expressions.

Year 2000
---------
The year 2000 problem is the result of computer programs, microprocessors and embedded date reliant systems using two digits rather than four to define the applicable year. If such programs are not corrected, such date sensitive computer programs, microprocessors and embedded systems may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruptions in operations.

State of Readiness
------------------
In an effort to assess our year 2000 state of readiness, during 1998 we began performing a complete inventory assessment of all of our internal systems, which we have divided into two categories, business essential, or mission critical, and support systems, or non-mission critical. As part of our year 2000 program and as part of our overall procurement plan, we have sought to ensure that fixed assets acquired were year 2000 compliant.

Costs of Y2K
------------
At December 31, 1998, the total value of property and equipment acquired was approximately $25,000. As part of the acquisition process and our ongoing review, we have inventoried, tested, and ensured year 2000 compliance for all of our systems. The total estimated cost of ensuring our preparation for year 2000 is approximately $5,000, all of which has already been incurred and expensed.

Risks and Contingency Plans
---------------------------
The Company believes that the greatest potential risk of Y2K problems lies in possible failures of its batteries. The Company has received assurances confirming Y2K compliance from E-Tech, its principal supplier, and does not anticipate any problems. If the batteries are determined to be not compliant, the Company will have to seek alternative suppliers. The Company does not


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

have any other contingency plans at this time and does not intend to prepare any such plan because the most critical factors in its worst case scenario (i.e., failure of the electric power grid or internet shut down) are
essentially beyond the Company's control.   The Company intends to continue
its maintenance and upgrades of its internal systems, and will continue to query its major customers concerning their respective states of readiness.

Overview
--------
The Company voluntarily filed for Chapter 11 Bankruptcy in the United States Bankruptcy Court, Middle District of Florida, on September 24, 1997, Case No. 97-15827-8P. The registrant's Plan of Reorganization was approved by the Bankruptcy Court on June 19, 1998, and it was consummated by the Bankruptcy Court on July 13, 1999 under the Court's final decree.

Since filing for protection under Chapter 11 of the United States Bankruptcy Code, In September of 1997, the Company has significantly curtailed its electronics components business due to its inability to obtain credit lines. It has begun the process of reinvigorating its electronics components business through the sale of rechargeable batteries and the sale of computer batteries, components and accessories, as well as cellular batteries and accessories.

The Company also has finalized an agreement to acquire a 607.74 acre parcel of real estate located in one of the fastest growing markets in the United States, North Raleigh, Wake County, North Carolina. This development project is planned to have a 5-year build-out, and it is estimated it will produce approximately $5,000,000 per year in land sales gross profits throughout the life of the project, assuming the Company does not sell the project in its entirety before full development.

Results of Operations
---------------------
The following discussion of results of operations relates to the Company on a historical basis. Because the Company is now considered to be a development stage company, some of the historical information is no longer indicative of present or planned future operations. Management expects changes in the Company's operations to be reflected when or if the Company is no longer in the development stage.

Revenue and Cost of Sales
-------------------------
The Company's revenues were $17,273 and its cost of sales was $11,554 for the year ended December 31, 1998, as compared to sales of $1,662,290 and cost of sales of $1,618,609 for the year ended December 31, 1997. The differences in these amounts were due largely to the inability to finance the acquisition of memory chip inventory due to the poor financial condition of the Company, as reflected in the description of the bankruptcy proceedings described above. As a result of concessions by creditors, the financial condition has improved significantly. However, the sales and cost of sales of the Company for the nine months ended September 30, 1999, of $20,378 and $20,613, respectively, and $16,945 and $20,470, respectively for the 3 months ended September 30, 1999, do not yet reflect the changes and restructuring that have occurred to rebuild the Company's revenue base from its focus on memory chips to rechargeable batteries.

General and Administrative Expenses
-----------------------------------
The Company's general and administrative expenses include commissions paid to independent sales representatives and overhead costs associated with its headquarters, which also serves as its operations center and sales office. General and administrative expenses have continued to increase as the Company develops and expands its business. Management anticipates that these expenses will continue to increase as the Company's business is expanded in the future, and further anticipates that these expenses will continue to be incurred in advance of projected revenue.

General and administrative expense was $685,411 for the year ended December 31, 1998, as compared to $935,005 for the year ended December 31, 1997. Most of these expenses are attributable to overhead costs associated with the Company's headquarters and operations center. The reduction was due to the Company decision to reduce payroll and move its operations center to lower overhead. However, general and administrative expense rose to $957,463 and $762,415 for the nine and three months ended September 30, 1999, compared to $441,802 and $212,671 for the same periods in 1998. This significant increase was due to increased activities of the Company related to the operations of the battery business, expenses for real estate consulting services, and expenses incurred in the due diligence process of evaluating the potential of Virotest.

Salaries and commissions for the nine months ended September 30, 1999 were $363,542. Advertising and promotion expenses were $5,896. We expect to incur additional expenses as we continue to invest in our sales and marketing infrastructure and actively market our products and services.

Debt Restructuring Gains
------------------------
At December 31, 1998, the Company recognized a gain of $5,956,183 on the restructuring of debt pursuant to its Chapter 11 bankruptcy Plan of Reorganization. For the nine months ending September 30, 1999, the Company recognized an additional $100,000 gain on the restructuring of debt relating to the settlement of employment agreements with its former officers, Mr. Kamkar and Mr. Sovich, but unrelated to the bankruptcy Plan of Reorganization. The gains on restructuring of debts represent settlement of past debts and do not reflect revenues to the Company. The Company does not expect to recognize any additional debt restructuring gains during the next 12 months.

Other Expenses
--------------
At September 30, 1999, the Company recorded other expenses of $306,175, attributable to expenses for the settlement of employment agreements with its former officers, Mr. Kamkar and Mr. Sovich, including payments of $100,000 each, $64,503 in extra health care and other employment benefit expenses per the respective settlement agreements, and $41,672 in legal, accounting and administrative expenses associated with the settlements. The Company does not expect that any similar other expenses will be incurred during the next 12 months.

Depreciation and Amortization
-----------------------------
Depreciation and amortization expense includes charges relating to depreciation of property and equipment, which consist principally of shipping equipment such as switches and points of presence, furniture and equipment, leasehold improvements, and amortization of intangible assets should they arise. The Company depreciates its equipment over periods ranging from five
(5) to seven(7) years and amortizes its intangible assets over periods ranging from three (3) to twenty-five (25) years.

Depreciation and amortization expense was $21,710 and $7,237, respectively, for the nine and three month periods ended September 30, 1999, compared with $24,750 and $8,368, respectively, for the nine and three month periods ended September 30, 1998. Depreciation and amortization expense was $534,643 for the year ended December 31, 1997 compared to $28,945 for the year ended December 31, 1998. The 1997 expense was attributable to a write off of the basis of $208,248 of circuit designs and a write off of a contract with Catalyst Communications, Inc. ("Catalyst"), a related party, in the amount of $297,917, due to Catalyst's poor financial condition which eventually resulted in bankruptcy. (See ITEM 5, Involvement in Certain Legal Proceedings). Management anticipates that depreciation expense will not increase substantially from the current level as the Company's future expansion plans are not capital equipment intensive, but require significant investment in inventories.

Interest
--------
The Company did not incur any significant interest income or expense and did not capitalize any interest.

Inflation and Deflation
-----------------------
The Company does not believe that either inflation or deflation will have a significant effect on operations for the foreseeable future.

Market Risk Exposure
--------------------
The Company is subject to indirect foreign currency exchange rate risk relating to payments to suppliers. The Company does not consider the market risk exposure relating to foreign currency exchange to be material. See
"Liquidity and Capital Resources   Foreign Currency".

Financial Position, Liquidity and Capital Resources
---------------------------------------------------
Cash at September 30, 1999 and December 31, 1998 was $48,791 and $2,475, respectively. During 1999, the Company was funded by equity transactions which raised nearly $1,000,000 in cash plus over $200,000 in expenses which were paid by stockholders in exchange for stock. See "Management and Other Affiliated Transactions" for the terms of these transactions.

The Company will need additional funding to meet its obligations for the acquisition of the North Carolina real estate. The Company is paying $76,562 per month in non-refundable fees for the extension of the closing deadline to March 2, 2000. At December 15, 1999, the Company has advanced a total of $459,372 under the extension agreement. According to the terms of the acquisition, $21,000,000 will be due at closing, $15,750,000 in cash, and the balance in an interest bearing promissory note. We expect to meet this obligation through a combination of a variety of methods, whether joint venture, development loan, sale of major parcels, or sale of the entire contract. Although management has begun to explore several of these possibilities, no definite funding source has been identified.

According to the terms of the assignment by which the Company acquired its rights to the property, if we fail to close on the property, we may be obligated to pay liquidated damages of $2.1 million to Matheny Development.
If the failure to close is caused by PFC, we may be required to pursue and pay for all legal action necessary to enforce the contract, or re-assign the rights to Matheny Development and pay liquidated damages of $2.2 million to Matheny Development.

The Company is aware of its ongoing cash requirements and has implemented a cash flow plan, including a reduction in its general and administrative expenses. Additionally, the Company is developing an overall strategy and attempting to develop certain financing options to meet its ongoing needs through December 2000. Due to the need for working capital, the Company will continue to seek additional debt and/or equity financing from existing shareholders and other investment capital resources, however, no assurance can be given that the Company will be able to obtain other commitments.

The Company needs between $2 million and $5 million in additional funding to complete the acquisition of Virotest and for ongoing website development, marketing, promotion, and for general working capital purposes, including the Company's plans to hire additional full-time management personnel. The Company will also need $2.5 million for real estate operations and $1 million for general overhead and battery operations, none of which can be financed from current operations. The Company has been funded through equity and debt in the short run and management hopes to eventually raise significant cash from the sale of real estate. Thereafter, we may need additional capital. Future equity investments may have a dilutive effect on the percentage of ownership of the Company's present shareholders. There can be no assurances that future capital will become available when needed, or at all. We are also considering possible mergers in the battery area, and other mergers, including Virotest, to grow the Company. These mergers may not come to fruition, or may result in substantial dilution to investors if they do come to fruition.
There can be no assurance that the Company will be able to raise all needed amounts of capital. In the event that the Company is not able to obtain the needed funds in the future, we may not be able to continue operations or put its business plan into full effect.

ITEM 3.  DESCRIPTION OF PROPERTY
--------------------------------
The Company's temporary principal executive offices are 355 Interstate Boulevard, Sarasota, Florida, 34240. The Company pays approximately $1,000 per month for space it shares on an interim basis with Tampa Bay Financial, Inc., a related shareholder. The facility is used for office and administration. The Company anticipates leasing separate additional facilities in the near future for which incorporates battery warehousing as well as office and administration. The 600 acre Falls River Land project (see Business of the Company) was acquired for investment purposes only, and the Company has no plans to acquire additional real estate in the foreseeable future. The Company has no formal investment policy but approved the investment in Falls River in its annual meeting in August, 1999.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT Security Ownership of Certain Beneficial Owners
-----------------------------------------------
The following table sets forth the share holdings of those persons who own more than five percent of GRG's common stock as of October 22, 1999, based upon 91,151,831 outstanding shares:

                           Number of Shares             Percentage
Name and Address          Beneficially Owned             of Class
----------------          ------------------            -----------
Carl L. Smith                8,269,368(1)                   9.0%
355 Interstate Blvd.
Sarasota, FL 34240

Christopher R. Beck         10,000,000(2)                  11.0%
235 Sunrise Avenue
Suite C-24
Palm Beach, FL 33480
                            ----------                     ----
                            18,269,368                     20.0%
                            ==========                     ====

(1) Includes 5,269,368 shares owned by ASFT, Inc. (see "Security Ownership of Directors and Officers" below), and 3,000,000 shares owned by Vikki C. Cook.

(2) Shares owned by United Funding Solutions, Inc. (see "Security Ownership of Directors and Officers" below).

Security Ownership of Directors and Officers
--------------------------------------------
The following table sets forth the share holdings of the Company's directors and executive officers as of October 22, 1999. Information regarding the capacities in which each person serves for the Company is contained in Pt. I,
Item 5.
                              Number of Shares             Percentage
Name and Address             Beneficially Owned             of Class
----------------             ------------------            -----------
O. Howard Davidsmeyer, Jr.       4,507,525                    4.94%
5159 Riverwood Avenue
Sarasota, FL 34231

Carl L. Smith                    8,269,368                    9.0%
355 Interstate Blvd.
Sarasota, FL 34240

Christopher R. Beck             10,000,000                   11.0%
235 Sunrise Avenue
Suite C-24
Palm Beach, FL 33480

J. Michael Matheny                 350,000                    0.4%
105 Fairway Valley Court
Cary, NC 27513

Matthew A. Veal                    600,000                    0.66%
1004 Marlin Lakes Circle
#211
Sarasota, FL 34232              ----------                   -----

           Totals               23,726,893                   26.0%
                                ==========                   ====

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The names of the Registrant's executive officers and directors and the positions held by each of them are set forth below:

Name                        Age     Position               Held Position Since
----                        ---     --------               -------------------
O. Howard Davidsmeyer, Jr.   76     Chairman, C.E.O.             1/92

Carl L. Smith                56     Director                     4/99

Christopher R. Beck          46     Director                     5/99
                                    President, Cordless
                                    Power Corporation

Matthew A. Veal              41     Director                     2/96
                                    Secretary/Treasurer

J. Michael Matheny           48     Director                     8/99



      The term of office of each director is one year and until his or her successor is elected at the Registrant's annual shareholders' meeting and is qualified, subject to removal by the shareholders. The term of office for each officer is for one year and until a successor is elected at the annual meeting of the board of directors and is qualified, subject to removal by the board of directors.

Biographical Information
------------------------
     Set forth below is certain biographical information with respect to each of the Registrant's officers and directors.

O. Howard Davidsmeyer, Chairman of the Board of Directors. Mr. Davidsmeyer is 76 years of age. Mr. Davidsmeyer has been the chairman of Diversified Resources Group, Inc., formerly known as Data 1 Inc., from 1994 to 1996 and again from 1997 to present. He also served as CEO from 1994 to 1995 and again June 1999 to present. He has also served as chairman of Catalyst Communications, Inc. from 1994 to present. Mr. Davidsmeyer's career extends many years and includes a variety of business and civic accomplishments.

Carl L. Smith, Director. Mr. Smith is 56 years of age. Mr. Smith is an entrepreneur in marketing, sales and business development. Mr. Smith has served as the CEO of Catalyst Communications, Inc. from 1994 to present and has served on the Board of Directors of Diversified Resources Group, Inc. from 1994 to 1996 and from April 1999 to present. Mr. Smith has also been chairman of Tampa Bay Financial, Inc. from 1994 to present.

Christopher R. Beck, Director. Mr. Beck is 46 years of age. Mr. Beck is a businessman and negotiator with experience in sales, marketing and corporate management. He has served for the last five years as the president of Phone USA, an independent telecommunications firm and also became president of Cordless Power, Inc. a division of Diversified Resources Group, Inc. in 1999.

Matthew A. Veal, CFO. Mr. Veal is 41 years of age. Mr. Veal, a CPA, is currently CFO for Catalyst and Tampa Bay Financial. From 1997 to 1998 he was Chief Accounting Officer for Koasmas Group International. From 1995 to 1997 he was CFO for Catalyst and from 1994 to 1995 he was CFO for ComCentral Corp. Mr. Veal served on the Boards of Directors of ComCentral and Data 1. Mr. Veal is a graduate of the University of Florida School of Accounting.

J. Michael Matheny, director. Mr. Matheny is 48 years of age. Mr. Matheny president and owner of Matheny Development, LLC, is a licensed North Carolina real estate broker, and is also licensed as a North Carolina general contractor. For the last five years, Mr. Matheny has been a major developer in the Wake County, North Carolina area. Mr. Matheny has developed Ivy Creek, a townhouse development project in Cary, North Carolina, Preston Grande Towers and Preston Grande Villas in North Carolina, and over 400 homes in this area. Mr. Matheny is also currently serving as president of Sitescapes Design Group, a company which submits plans and site designs to local agencies for approval. Mr. Matheny joined the board of the Company in August 1999 and acts as the Company's liaison in all real estate matters.

Family Relationships
--------------------
There are no family relationships between any director or executive officer.

Involvement in Certain Legal Proceedings
----------------------------------------
During the past five years, except as noted below, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

 - was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time, except Mr. Veal, Mr. Smith and Mr. Davidsmeyer having served as officers and directors of Diversified Resources Group, Inc. and Catalyst Communications, Inc., which filed for bankruptcy in 1997 and 1998, respectively;

 - was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

 - was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

 - was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Executive Committee: In December 1999, the Board of Directors will establish an executive committee (the "Executive Committee"), which is granted such authority as may be determined from time to time by a majority of the Board of Directors. The Executive Committee will consist of Messrs. Davidsmeyer and Smith.

Audit Committee: Shortly after becoming a registrant, the Board of Directors will establish an audit committee (the "Audit Committee"), which will consist of two or more directors. The Audit Committee will be established to make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plans and results of the audit engagement, approve professional services provided by the independent public accountants, review the independence of the independent public accountants, consider the range of audit and non-audit fees, and review the adequacy of the Company's internal accounting controls.

Compensation Committee: Shortly after completion of the Company's registration, the Board of Directors will establish a compensation committee (the "Compensation Committee"), which will consist of two or more non-employee or independent directors to the extent required by Rule 16b-3 under the

Exchange Act and Section 162(m) of the Code, to determine compensation for the Company's senior executive officers.

Nominating Committee: Shortly after completion of the Company's registration, the Board of Directors will establish a nominating committee (the "Nominating Committee"), which will initially consist of Messrs. Smith and Beck. The function of the Nominating Committee will be to recommend to the full board of Directors nominees for election as directors of the Company and the composition of committees of the Board of Directors.

The Board of Directors of the Company initially will not have any other committees.

Director Compensation
---------------------
Except for those shares granted to directors for board services (see "Certain Relationships and Related Transactions" and "Recent Sales of Unregistered Securities"), the Company does not currently contemplate any compensation to its directors for 1999.

ITEM 6. EXECUTIVE COMPENSATION

     The following tables set forth certain summary information concerning the compensation paid or accrued for each of the Registrant's last three completed fiscal years to the Registrant's or its principal subsidiaries chief executive officer and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at December 31, 1998 the end of the Registrant's last completed fiscal year). During the periods covered by the table, Mr. Kamkar served as President of the Company. Mr. Kamkar was also President of the two subsidiaries. Mr. Kamkar resigned all positions effective April 1999. During the periods covered by the table, Mr. Sovich served as Vice-President of the Company. Mr. Sovich resigned his position effective June 30, 1999.

                          SUMMARY COMPENSATION TABLE

                                                           Long Term Compensation
                                                           ----------------------

                     Annual Compensation                        Awards       Payouts
Name and                                      Other      Restricted
Principal                                     Annual      Stock     Options  LTIP     All other
Position          Year   Salary     Bonus($) Compensation Awards   /SARs    Payout  Compensation
----------      -------  ------     -------- ------------ ------   -------  ------  ------------
Michael         9/30/99  38,795        0          0         0         0        0      48,462(1)
Kamkar,        12/31/98 110,427        0          0         0         0        0        0
Former         12/31/97 100,227        0          0         0         0        0        0
President

Richard         9/30/99  48,209        0          0         0         0        0     101,654(2)
L. Sovich,     12/31/98  92,282        0          0         0         0        0        0
Former Vice
President      12/31/97  82,218        0          0         0         0        0        0

O. Howard       9/30/99    0           0          0         0         0        0        0
Davidsmeyer    12/31/98    0           0         4,000(3)   0         0        0        0
Jr.Chairman    12/31/97    0           0          0         0         0        0        0
and CEO

PAGE> 21

                          SUMMARY COMPENSATION TABLE (continued)

                                                           Long Term Compensation
                                                           ----------------------

                     Annual Compensation                        Awards       Payouts
Name and                                      Other      Restricted
Principal                                     Annual      Stock     Options  LTIP     All other
Position          Year   Salary     Bonus($) Compensation Awards   /SARs    Payout  Compensation
----------      -------  ------     -------- ------------ ------   -------  ------  ------------
Carl L.         9/30/99     0            0         0      269,512(4)   0       0          0
Smith,         12/31/98     0            0         0         0         0       0          0
Director       12/31/97     0            0         0         0         0       0          0

Christopher     9/30/99     0            0         0      320,000(5)   0       0          0
R. Beck,       12/31/98     0            0         0         0         0       0          0
Director       12/31/97     0            0         0         0         0       0          0


--------------
(1)Received $48,462 in cash towards $100,000 settlement of employment agreement. Also Company had forgiven loans of $55,250 as part of settlement.

(2)Received $34,615 in cash towards $100,000 settlement of employment agreement. Also Company had forgiven loans of $56,250 as part of settlement. Also received 2,031,478 shares for deferred salaries in 1997 and 1998.

(3)Received $4,000 in the form of 160,000 shares at $.025 per share for board services for 1997, 1998 and 1999 (paid during 1999).

(4)Received 8,983,720 shares at $.03 per share for services on behalf of the Company (see "Recent Issuance's of Unregistered Securities").

(5)Received 10,000,000 shares at $.032 per share in connection with Consulting Fee Agreement with Cordless Power Corporation (see "Recent Issuance's of Unregistered Securities").

Cash Compensation Awards
------------------------
No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to The Company's management during the years ended December 31, 1998 and 1997, or the period ended September 30, 1999, except as set forth in the Summary Compensation Table. Further, no member of The Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

Stock Option or Benefit Plans
-----------------------------
The Company does not have any stock option or benefit plans.

Compensation of Directors
-------------------------
The Company's directors have been compensated $200 per month for services provided as a director. No additional amounts are payable to The Company's directors for committee participation or special assignments.

Employment Contracts, Termination, Change in Control Arrangements
-----------------------------------------------------------------
Other than the Settlement of Employment Agreements with Michael Kamkar and Richard L. Sovich, dated April 24, 1999, and July 12, 1999, respectively, and the Stock Performance Agreements with United Funding Solutions, Inc., dated July 17, 1999, there are no employment contracts, compensatory plans or arrangements, including payments to be received from The Company, with respect to any director or executive officer of The Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with The Company or its subsidiaries, any change in control of The Company, or a change in the person's responsibilities following a change in control of The Company. Copies of the agreements are attached hereto and incorporated herein by reference. See Part III, Item 1.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Management and Others
---------------------------------------

The information set forth below is provided by the Company based on what the Company believes may be material to the shareholders in light of all the circumstances of the particular case. The significance of the transactions disclosed may be evaluated by each shareholder after taking into account the relationship of the parties to the transactions and the amounts involved in the transactions.

The only transactions between members of management, nominees to become directors or executive officers, 5% stockholders, or promoters or persons who may be deemed to be parents of The Company are:

     In 1999, the Company issued 4,883,880 shares of Common Stock for cash, professional services and equipment. The value for the services was placed at an average of $0.03 per share. Of these shares, a total of 2,006,720 shares was issued for services and equipment, including 1,686,720 shares to Tampa Bay Financial, Inc., and 160,000 shares each to O. Howard Davidsmeyer and Matthew Veal, two of the Company's directors, for director fees. The aggregate offering price for the securities issued for services was determined to be the fair market value for the services provided. The services consisted of administrative services, product line development services, and merger and acquisition services.

     In 1999, the Company issued 10,000,000 shares of Common Stock to United Funding Solutions, Inc., a company controlled by Christopher Beck, a director of the Company, for professional services in connection with establishing the Company's battery division. The value for the services was placed at an average of $0.032 per share. The aggregate offering price for the securities issued for services was determined to be the fair market value for the services provided.

     In 1999, the Company issued 2,031,478 shares of Common Stock in settlement of an employment agreement valued at $0.033 per share. These shares were issued to Richard L. Sovich, who retired as an officer and director of the Company in July 1999.

     In 1999, the Company issued 33,192,120 shares of Common Stock for cash (25,695,720 shares at $0.025 per share) and services (7,496,400 shares at an average price of $0.03 per share). Of these shares, a total of 25,354,880 shares were issued to officers and directors and affiliates of the Company as follows:

 - 500,000 shares to Carl Smith III, a relative of director Carl L. Smith;
 - 12,562,800 shares to ASFT, Inc., a company controlled by Vikki C. Cook;
 - 1,000,000 shares to United Funding Solutions, Inc., an entity controlled by a director of the Company, Christopher Beck;
 - 3,000,000 shares to Vikki Cook;
 - 5,452,080 shares to Tampa Bay Financial, Inc., a company owned 55% by Vikki Cook, whose president is Vikki Cook, and whose vice-president is Matthew Veal, a director of the Company;
 - 2,100,000 shares to O. Howard Davidsmeyer, the Company's CEO;
 - 340,000 shares to Matthew Veal, a director of the Company; and
 - 400,000 shares to James M. Matheny, a director of the Company.

     In 1998, the Company issued 4,707,504 shares of Common Stock in a private placement for cash at an average price of $0.05 per share. Of these shares, a total of 3,500,000 shares were issued to ASFT, Inc., a company controlled by Vikki C. Cook.

     In 1998, in connection with the Company's bankruptcy proceedings, the Company issued 11,952,380 shares of Common Stock to certain creditors of the Company for conversion of outstanding indebtedness at an average price of $0.05 per share. A total of 11,000,000 shares were issued to ASFT, Inc., ASFT, Inc., a company controlled by Vikki C. Cook, which had purchased the largest claim against the Company. The remainder were issued to unaffiliated former creditors.

     In 1998, the Company issued 5,292,496 shares of Common Stock in a private placement for subscription receivables at an average price of $0.05 per share to certain investors. Of these shares, a total of 3,500,000 shares were issued to ASFT, Inc., a company controlled by Vikki C. Cook.

ITEM 8. DESCRIPTION OF SECURITIES

General
-------

     The Registrant is authorized to issue 100,000,000 shares of common stock, par value $0.001 per share (the "Common Stock")and 1,000,000 shares of preferred stock, par value $0.001 per share (the "Preferred Stock"). The Company has 91,151,831 shares of Common Stock and no shares of Preferred Stock issued and outstanding at September 30, 1999. Although the Company's Board of Directors has no present intention to do so, the Board of directors has authority, without action by or vote of the Company's Shareholders, to issue all or part of the authorized but unissued shares. In addition, the Company's Board of Directors has authority, without action by or vote of the Company's Shareholders, to fix and determine the rights, preferences, and privileges of the Preferred Stock, which may be given voting rights superior to that of the Common Stock, which power may be used to hinder or deter a takeover proposal, should any occur. Any issuance of additional shares of Common Stock or Preferred Stock will dilute the percentage ownership interest of Shareholders and may further dilute the book value of the Company's shares.

Common Stock
------------

     The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights and, therefore, a majority of the shares of outstanding Common Stock will be able to elect the entire board of directors and, if they do so, minority shareholders would not be able to elect any persons to the board of directors. The Registrant's bylaws provide that a majority of the issued and outstanding shares of the Registrant constitutes a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute or the bylaws.

     Shareholders of the Registrant have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Registrant, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

     Holders of Common Stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Registrant seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

Preferred Stock
---------------

    The authority to issue the Preferred Stock is vested in the board of directors of the Company, which has authority to fix and determine the powers, qualifications, limitations, restrictions, designations, rights, preferences, or other variations of each class or series within each class which the Company is authorized to issue. The above described authority of the Board of Directors may be exercised by corporate resolution from time to time as the Board of directors sees fit.

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

Until November 1, 1999, the Company's common stock was quoted under the symbol "DRGI" (formerly "DMEM") on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"). There is no assurance that any current market for the Company's common stock will develop or be maintained. For any market that develops for the Company's common stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by members of management and others may have a substantial adverse impact on any such public market. Information about the dates when current holders' Rule 144 holding period of "restricted securities" commenced can be found under the caption "Recent Sales of Unregistered Securities," Part II, Item 4. A minimum holding period of one year is required for resale's under Rule 144, along with other pertinent provisions, including publicly available information concerning the Company (this requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of 90 days and the continued timely filing by the Company of all reports required to be filed by it with the Securities and Exchange Commission; limitations on the volume of "restricted securities" which can be sold in any 90 day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale of Form 144.

Effective January 4, 1999, the NASD adopted rules and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be a "reporting issuer" which is required to file reports under Section 13 or 15(d) of the 1934 Act. Under the "phase-in" schedule of the NASD, the Company had until November 1, 1999, within which to become a "reporting issuer," and to satisfy all comments of the Securities and Exchange Commission respecting this Registration Statement. This Registration Statement will not become effective for 60 days from the date of its filing, and the Company has not timely satisfied those quotation requirements of the NASD. Therefore, OTC Bulletin Board quotations of the Company's common stock ceased on November 1, 1999, and the Company's common stock has thereafter be quoted in the "Pink Sheets" of the NQB. Once the Form 10 SB has cleared comments, the Company will seek to have its common stock reinstated for quotations on the OTCBB.

The following quotations were provided by the National Quotation Bureau, and do not represent actual transactions; these quotations do not reflect dealer markups, markdowns or commissions.

                            STOCK QUOTATIONS

Quarter ended:                     High            Low
-------------------              -------         -------
March 31, 1997                    $0.07           $0.05
June 30, 1997                     $0.05           $0.04
September 30, 1997                $0.05           $0.03
December 31, 1997                 $0.04           $0.01

March 31, 1998                    $0.02           $0.01
June 30, 1998                     $0.14           $0.01
September 30, 1998                $0.08           $0.03
December 31, 1998                 $0.05           $0.02

March 31, 1999                    $0.04           $0.02
June 30, 1999                     $0.05           $0.03
September 30, 1999                $0.29           $0.03

Holders
-------
The number of record holders of the Company's securities as of the date of this Registration Statement is approximately 210.

Dividends
---------
The Company has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any sales of its products, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Transfer Agent
--------------
The Company's transfer agent is Standard Registrar and Transfer Company, located at 12528 South 1840 East, Draper, Utah 84020.

ITEM 2.  LEGAL PROCEEDINGS

The Company voluntarily filed for Chapter 11 Bankruptcy in the United States Bankruptcy Court, Middle District of Florida, on September 24, 1997, Case No. 97-15827-8P. The registrant's Plan of Reorganization was approved by the Bankruptcy Court on June 19, 1998, and it was consummated by the Bankruptcy Court on July 13, 1999 under the Court's final decree.

The United States Securities and Exchange Commission ("SEC") has entered a formal order of investigation styled as "In the matter of Diversified Resources Group, Inc. (NY/6573)." On or about September 30, 1999, the Company received a subpoena duces teum requesting that the Company provide the Northeast regional Office of the SEC with various documents regarding past, present and intended business operations, financial statements and underlying financial records, prior news releases, and other documentation. The Company has provided the documentation requested and has and intends to continue to fully cooperate with this formal order of investigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

       None

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     In 1999, the Company issued 4,883,880 shares of Common Stock for cash, professional services and equipment. The value for the services was placed at an average of $0.03 per share. A total of 2,877,160 shares was issued for cash to unaffiliated investors. A total of 2,006,720 shares was issued for services and equipment, including 1,686,720 shares to Tampa Bay Financial, Inc., and 320,000 shares to two of the Company's directors for director fees. The aggregate offering price for the securities issued for services was determined to be the fair market value for the services provided. The services consisted of administrative services, product line development services, and merger and acquisition services.

     In 1999, the Company issued 10,000,000 shares of Common Stock to United Funding Solutions, Inc., a company controlled by a director of the Company, for professional services in connection with establishing the Company's battery division. The value for the services was placed at an average of $0.032 per share. The aggregate offering price for the securities issued for services was determined to be the fair market value for the services provided.

     In 1999, the Company issued 2,031,478 shares of Common Stock in settlement of an employment agreement valued at $0.033 per share. These shares were issued to Richard L. Sovich, who retired as an officer and director of the Company in July 1999.

     In 1999, the Company issued 33,192,120 shares of Common Stock for cash (25,695,720 shares at $0.025 per share) and services (7,496,400 shares at an average price of $0.03 per share). A total of 25,354,880 shares were issued to officers and directors and affiliates of the Company. The remaining 7,837,240 shares were issued to unaffiliated investors.

     In 1998, the Company issued 4,707,504 shares of Common Stock in a private placement for cash at an average price of $0.05 per share. A total of 3,500,000 shares were issued to ASFT, Inc., a company controlled by Vikki C. Cook. The remaining 1,207,504 shares were issued to unaffiliated investors.

     In 1998, in connection with the Company's bankruptcy proceedings, the Company issued 11,952,380 shares of Common Stock to certain creditors of the Company for conversion of outstanding indebtedness at an average price of $0.05 per share. A total of 11,000,000 shares were issued to ASFT, Inc., a company controlled by Vikki C. Cook, which had purchased the largest claim against the Company. The remainder were issued to unaffiliated former creditors.

     In 1998, the Company issued 5,292,496 shares of Common Stock in a private placement for subscription receivables at an average price of $0.05 per share to certain investors. A total of 3,500,000 shares were issued to ASFT, Inc., a company controlled by Vikki C. Cook. The remaining 1,792,496 shares were issued to unaffiliated investors.

Each of these persons had access to all material information regarding The Company prior to the offer or sale of these securities. The Company believes that all unaffiliated investors were either accredited or sophisticated; ASFT, Inc. and Tampa Bay Financial, Inc. are beneficially owned by Vikki C. Cook who is believed to be an "accredited investor"; and the other shares were issued to directors or executive officers who had access to all material information respecting The Company. The offers and sales of all of these securities are believed to have been exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof, and from similar applicable states' securities laws, rules and regulations exempting the offer and sale of these securities by available state exemptions from required registration.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 16-10a-901 through 909 of the Utah Revised Business Corporation Act provides in relevant parts as follows:

     (1) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (2) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     (3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in 1) or (2) of this subsection, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (4) The indemnification provided by this section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to the above discussed sections of the Utah Revised Business Corporation Act.

     The Registrant's certificate of incorporation and bylaws provide that the Registrant "may indemnify" to the full extent of its power to do so, all directors, officers, employees, and/or agents. It is anticipated that the Registrant will indemnify its officers and directors to the full extent permitted by the above-quoted statute.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to officers and directors of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Limitations on Liability
------------------------

     Subsequent to the Company's incorporation, the state of Utah enacted a statute limiting the liability of officers and directors of the Company and its shareholders in certain circumstances. Management has determined that it would be advantageous for the Company to amend its Articles of Incorporation to include the protections provided to officers and directors of the Company pursuant to Section 16-10a-841 of the Utah Revised Business Corporation Act.

     The amendment to the Articles of Incorporation would eliminate the personal liability of a director to the Company or its shareholders for monetary damages for any action taken or any failure to take any action, as a director, except liability for (a) the amount of a financial benefit received by a director to which he is not entitled; (b) an intentional infliction of harm to the corporation or the shareholders; (c) an unlawful distribution; or
(d) an intentional violation of a criminal law.

     It should be noted that the provisions eliminating liability of directors limit the remedies available to a shareholder dissatisfied with a Board decision which is protected by the provision. An aggrieved shareholder's only remedy in such a circumstance is to sue to stop the completion of the Board's action. In many situations, this remedy may not be effective. Shareholders, for example, may not be aware of a transaction or an event until it is too late to prevent it. In these cases, the shareholders and the Company could be injured by a careless Board decision and yet have no effective remedy.

     Management believes that limiting director's liability is in the best interest of the shareholders and the Company, as it should enhance the Company's ability to attract and retain qualified individuals to serve as directors of the Company by assuring directors ( and potential directors) that their good faith decisions will not be second-guessed by a court evaluating decisions with the benefit of hindsight. This is particularly applicable, management believes, in the recruitment of outside directors who are not employees of the Company and who may, therefore, bring additional objectivity
and experience to the Board of Directors.   Management believes that the
diligence exercised by directors stems primarily from their desire to act in the best interest of the Company and not from a fear of monetary damage awards. Consequently, management believes that the level of scrutiny and care exercised by directors will not be lessened by this provision of the Articles of Incorporation.

Indemnification of Officers, Directors and Others
-------------------------------------------------

     This Article has been added to provide that the Company shall indemnify directors to the fullest extent permitted by the RBCA and that the Company may indemnify officers, employees, or agents as authorized by the bylaws and the Board of Directors. The Board of Directors believes that indemnification for directors is important to enable the Company to attract and retain competent directors. The Board of Directors believes that permissive indemnification for others, as determined by the Board of Directors, is important because it permits indemnification in appropriate circumstances.

     The indemnification provisions in the Amended Articles may require the Company to indemnify individuals against expenses, including attorney's fees, judgments, fines and amounts paid in settlement, that may arise by reason of their status or service as directors, officers, or agents (other than liabilities arising from willful misconduct of a culpable nature) and to advance expense incurred as a result of any proceeding against them as to which they could be indemnified. As a result of such indemnification limitations, any large damage awards that are not compensated by insurance will come directly from the Company's treasury.

     Subsequent to shareholder approval of the above Amended Articles in April 1999, the board of directors adopted revisions to the Company's Bylaws to include Article V, Indemnification of Directors, Officers, Agents and Employees. This Article parallels the provisions adopted in the Amended Articles of Incorporation.

                                 PART F/S
               FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
YEAR END
--------
The Company's consolidated balance sheets of Diversified Resources Group, Inc. and Subsidiaries as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1998 and 1997, have been examined to the extent indicated in their reports by Jones, Jensen & Company, independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein.


INTERIM UNAUDITED
-----------------

     The accompanying financial statements for the nine month period ending September 30, 1999, have been prepared by the Company, without audit, in accordance with the instructions to Form 10-QSB pursuant to the rules and regulations of the Securities and Exchange Commission and, therefore may not include all information and footnotes necessary for a complete presentation of the financial position, results of operations, cash flows, and stockholders' equity in conformity with generally accepted accounting principles. In the opinion of management, all adjustments (which include only normal recurring accruals) necessary to present fairly the financial position and results of operations for the periods presented have been made. These financial statements should be read in conjunction with the accompanying notes, and with the historical financial information of the Company.

INDEPENDENT AUDITORS' REPORT


Board of Directors
Diversified Resources Group, Inc. and Subsidiaries
(Formerly Data 1, Inc.)
(A Development Stage Company)
Sarasota, Florida

We have audited the accompanying consolidated balance sheet of Diversified Resources Group, Inc. and Subsidiaries (formerly Data 1, Inc.) (a development stage company) as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diversified Resources Group, Inc. and Subsidiaries (formerly Data 1, Inc.) (a development stage company) as of December 31, 1998, and the consolidated results of their operations and their cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company's recurring losses from operations and net accumulated deficit raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Jones, Jensen & Company
Salt Lake City, Utah
June 17, 1999

DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
(Formerly Data 1, Inc.)
(A Development Stage Company)

                          Consolidated Balance Sheet


                                    ASSETS
                                    ------

                                                         December 31,
                                                             1998
                                                         ------------
CURRENT ASSETS

  Cash                                                      $   2,475
  Inventory                                                       200
                                                                -----
     Total Current Assets                                       2,675
                                                                -----
FIXED ASSETS (Note 1)

  Computers                                                    41,238
  Test equipment                                                1,569
  Office equipment                                             15,379
  Software                                                     32,475
  Accumulated depreciation                                    (65,972)
                                                               ------
     Net Fixed Assets                                          24,689
                                                               ------
OTHER ASSETS

  Due from related parties                                      6,984
  Prepaid expenses, net                                         3,183
  Deposits                                                      5,045
                                                               ------
     Total Other Assets                                        15,212
                                                               ------
     TOTAL ASSETS                                           $  42,576
                                                               ======





The accompanying notes are an integral part of these consolidated financial statements.

DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
(Formerly Data 1, Inc.)
(A Development Stage Company)

                   Consolidated Balance Sheet (Continued)


               LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                       December 31,
                                                           1998
                                                       ------------
CURRENT LIABILITIES

  Cash overdraft                                       $     17,481
  Accounts payable - trade                                   83,868
  Accrued expenses (Note 3)                                 189,389
  Current portion of long-term debt (Note 8)                 26,148
                                                            -------
     Total Current Liabilities                              316,886
                                                            -------
LONG-TERM DEBT (Note 8)                                     168,248

COMMITMENTS AND CONTINGENCIES (Note 2)

STOCKHOLDERS' EQUITY (DEFICIT)
  Preferred stock, .001 par value,
   1,000,000 shares authorized,
   -0- shares issued and outstanding                           -
  Common stock, $.001 par value,
   50,000,000 shares authorized;
   issued and outstanding 41,044,353 shares                  41,044
  Additional paid-in capital                              4,305,137
  Stock subscription receivable                            (276,125)
  Accumulated deficit                                    (4,512,614)
                                                          ---------
     Total Stockholders' Equity (Deficit)                  (442,558)
                                                            -------
     TOTAL LIABILITIES AND STOCKHOLDERS'
      EQUITY (DEFICIT)                                   $   42,576
                                                             ======



The accompanying notes are an integral part of these consolidated financial statements.

DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
(Formerly Data 1, Inc.)
(A Development Stage Company)
                  Consolidated Statements of Operations
                                                                   From
                                                              Inception of the
                                                                 Development
                                                                  Stage on
                                                                 December 31,
                                  For the Years Ended            1998 Through
                                     December 31,                December 31,
                                1998            1997                1998
                            ------------   ------------       ----------------
REVENUES
  Sales, net                $     17,273   $  1,662,290       $           -
  Cost of sales                   11,554      1,618,609                   -
                                  ------      ---------               -------
     Gross Margin                  5,719         43,681                   -
                                   -----         ------               -------
EXPENSES
  General and administrative     685,411        935,005                   -
  Depreciation and amortization   28,945        534,643                   -
                                 -------        -------               -------
     Total Expenses              714,356      1,469,648                   -
                                 -------      ---------               -------
LOSS FROM OPERATIONS            (708,637)    (1,425,967)                  -
                                 -------      ---------               -------
OTHER INCOME (EXPENSE)
  Interest expense                  -           (50,514)                  -
  Interest  income                 1,984          1,076                   -
  Other income                    17,426         31,117                   -
                                  ------         ------               -------
     Total Other Income
     (Expense)                    19,410        (18,321)                  -
                                  ------         ------               -------
LOSS BEFORE REORGANIZATION
 ITEMS                          (689,227)    (1,444,288)                  -
                                 -------      ---------               -------
REORGANIZATION ITEMS
  Gain on restructuring
   of debt (Note 10)           5,956,183           -                      -
                               ---------      ---------               -------
     Total Income from
      Reorganization Items     5,956,183           -                      -
                               ---------      ---------               -------
INCOME (LOSS) BEFORE
 INCOME TAXES                  5,266,956     (1,444,288)                  -

INCOME TAX EXPENSE                  -              -                      -
                               ---------      ---------               -------
NET INCOME (LOSS)           $  5,266,956    $(1,444,288)              $   -
                               =========      =========               =======
BASIC INCOME (LOSS)
 PER SHARE
  Net loss before
   reorganization items     $      (0.02)   $     (0.08)
  Reorganization items              0.19          (0.00)
                                    ----           ----
BASIC INCOME (LOSS)
PER SHARE                   $       0.17    $     (0.08)
                                    ----           ----
WEIGHTED AVERAGE SHARES
 OUTSTANDING                  30,798,039     19,091,973
                              ==========     ==========
The accompanying notes are an integral part of these consolidated financial statements.

DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
(Formerly Data 1, Inc.)
(A Development Stage Company)
          Consolidated Statements of Stockholders' Equity (Deficit)

                                                          Additional     Stock
                                       Common Stock        Paid-in    Subscription    Accumulated
                                   Shares       Amount     Capital     Receivable        Deficit
                                  ----------  --------   -----------  ------------  -------------
Balance, December 31, 1996        19,091,973  $ 19,092   $ 3,332,971  $   (115,000) $ (8,335,282)

Net loss for the year
 ended December 31, 1997                -         -             -             -       (1,444,288)
                                  ----------  --------   -----------  ------------     ---------
Balance, December 31, 1997        19,091,973    19,092     3,332,971      (115,000)   (9,779,570)

Adjustment for reduction of
 exercise  price of options             -         -         (103,500)      103,500          -

Common stock issued for cash
 at $0.05 per share                4,707,504     4,708       230,667          -             -

Common stock issued for
 settlement of debt at
 $0.05 per share                  11,952,380    11,952       585,666          -             -

Common stock issued for
 subscriptions receivable
 at $0.05 per share                5,292,496     5,292       259,333      (264,625)         -

Net income for the year
 ended December 31, 1998                -         -             -             -        5,266,956
                                  ----------    ------     ---------       -------     ---------
Balance, December 31, 1998        41,044,353  $ 41,044   $ 4,305,137   $  (276,125) $ (4,512,614)
                                  ==========    ======     =========       =======     =========







The accompanying notes are an integral part of these consolidated financial statements.

DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
(Formerly Data 1, Inc.)
(A Development Stage Company)
                  Consolidated Statements of Cash Flows
                                                                    From
                                                              Inception of the
                                                                 Development
                                                                  Stage on
                                                                 December 31,
                                 For the Years Ended             1998 Through
                                    December 31,                  December 31,
                                  1998        1997                   1998
                               ----------  ----------         ----------------
CASH FLOWS FROM
 OPERATING ACTIVITIES:
  Net income (loss)           $ 5,266,956 $(1,444,288)        $           -
  Adjustments to reconcile
   net income (loss) to
   net cash used in operating
   activities:
   Depreciation and
    amortization                   28,945     534,643                     -
   Loss on disposition
    of fixed assets                 2,977        -                        -
   Gain on restructuring
    of debt                    (5,956,183)       -                        -
   Loss from market valuation        -          7,009                     -
   Allowance for doubtful
    accounts                         -       (123,000)                    -
  Changes in assets and
   liabilities:
   (Increase) decrease in
    inventory                       4,129     704,738                     -
   (Increase) decrease in
    accounts receivable             2,339     123,702                     -
   (Increase) decrease in
    prepaid expenses               (3,183)    (13,362)                    -
   (Increase) decrease in
    other receivables                -         75,226                     -
   (Increase) decrease in
    other assets                   31,126     (13,362)                    -
   Increase (decrease) in
    cash overdraft                 17,481        -                        -
   Increase (decrease) in
    accounts payable               63,817      95,624                     -
   Increase (decrease) in
    accrued expenses               79,718      24,801                     -
                                   ------      ------                ---------
     Net Cash (Used) by
      Operating Activities       (461,878)    (28,269)                    -
                                  -------      ------                ---------
CASH FLOWS FROM
 INVESTING ACTIVITIES:

  Sale of fixed assets               -          1,700                     -
  Sale of investments                -         11,585                     -
  Purchase of fixed assets           -         (3,981)                    -
                                  -------      ------                ---------
     Net Cash Provided by
      Investing Activities           -          9,304                     -
                                  -------      ------                ---------
The accompanying notes are an integral part of these consolidated financial statements.

DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
(Formerly Data 1, Inc.)
(A Development Stage Company)
                  Consolidated Statements of Cash Flows (CONTINUED)

                                                                    From
                                                              Inception of the
                                                                 Development
                                                                  Stage on
                                                                 December 31,
                                 For the Years Ended             1998 Through
                                    December 31,                  December 31,
                                  1998        1997                   1998
                               ----------  ----------         ----------------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
  Collections from related
   parties                        213,837      76,924                     -
  Loans to related parties           -        (70,000)                    -
  Issuance of common stock        235,375        -                        -
                                  -------      ------                ---------
     Net Cash Provided by
      Financing Activities     $  449,212  $    6,924             $       -
                                  -------      ------                ---------

Net Increase (Decrease)
 in Cash                       $  (12,666) $  (12,041)            $       -

CASH AT BEGINNING OF YEAR          15,141      27,182                     -
                                   ------      ------                ---------
CASH AT END OF YEAR            $    2,475  $   15,141             $       -
                                   ======      ======                =========

CASH PAID FOR:
  Interest expense             $     -     $   50,514             $       -
  Income taxes                 $     -     $     -                $       -

NON CASH FINANCING ACTIVITIES:
  Common stock issued in
   settlement of debt          $  597,618  $     -                $       -
  Common stock issued for
   subscriptions receivable    $  264,625  $     -                $       -





The accompanying notes are an integral part of these consolidated financial statements.

DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
(Formerly Data 1, Inc.)
(A Development Stage Company)
               Notes to Consolidated Financial Statements
                    December 31, 1998 and 1997


NOTE 1 -  ACCOUNTING POLICIES AND PROCEDURES

  The Company was incorporated under the laws of the State of Utah on July 31, 1984. The Company has a wholly-owned Delaware subsidiary, named Data 1, Inc., and a wholly- owned subsidiary named Memory 1, Inc. (Mem 1). The Company changed its name to Diversified Resources Group, Inc. in May 1999.
The Company has not paid dividends. Dividends that may be paid in the future will depend on the financial requirements of the Company and other relevant factors.

  Memory 1, Inc. (Mem 1) was organized February 6, 1996 under the laws of the State of Florida to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Florida. Mem 1 is currently inactive.

  A summary of the significant policies consistently applied in the preparation of the consolidated financial statements follows:

  a. Accounting Method

  The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has adopted a calendar year end.

  b. Basic Income (Loss) Per Share

                                                     For the Year Ended
                                                         December 31,
                                                    1998            1997
                                                 ------------  ------------

Numerator:
   Loss before reorganization items              $  (689,227) $ (1,444,288)
   Gain on restructure of debt                   $ 5,956,183  $       -

Denominator (weighted average number
 of shares outstanding)                           20,798,039    19,091,973

Income (loss) per share
   Net loss before reorganization                $     (0.02) $      (0.08)
   Gain on restructure of debt                   $      0.19  $        -
                                                 -----------  ------------
                                                 $      0.17  $      (0.08)
                                                 ===========  ============

The computation of basic income (loss) per share of common stock is based on the weighted average number of shares outstanding at the date of the consolidated financial statements.

  c. Income Taxes

  At December 31, 1998, the Company had a net operating loss carryforward of approximately $4,500,000 that may be offset against future taxable income

DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
(Formerly Data 1, Inc.)
(A Development Stage Company)
               Notes to Consolidated Financial Statements
                    December 31, 1998 and 1997

NOTE 1 -  ACCOUNTING POLICIES AND PROCEDURES (Continued)

through 2013. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforward will expire unused. Accordingly, the potential tax benefits of the loss carryforward are offset by a valuation allowance of the same amount.

  d. Cash Equivalents

  The Company considers all highly liquid investments and deposits with a maturity of three months or less when purchased to be cash equivalents.

  e. Revenue Recognition

  Revenue is recognized upon shipment of goods to the customer. Sales primarily require immediate payment or C.O.D.

  f. Restated Consolidated Financial Statements

  Prior period consolidated financial statements have been restated to conform with current consolidated financial statement presentation.

DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
(Formerly Data 1, Inc.)
(A Development Stage Company)
                  Notes to Consolidated Financial Statements
                        December 31, 1998 and 1997

NOTE 1 -  ACCOUNTING POLICIES AND PROCEDURES (Continued)

  g. Depreciation

  Property and equipment are stated at cost. Depreciation of property and equipment is computed using straight-line and accelerated methods over the estimated useful lives of the related assets, primarily from three to seven years.

  h. Principles of Consolidation

  The December 31, 1998 consolidated financial statements, include those of Data 1, Inc. and Memory 1, Inc. All significant intercompany accounts and transactions have been eliminated.

  i. Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  j.  Advertising

  The Company follows the policy of charging the costs of advertising to expense as incurred.

  k.  Recent Accounting Pronouncements

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" and Statement of Financial Accounting Standards No. 129 "Disclosures of Information About an Entity's Capital Structure." SFAS No. 128 provides a different method of calculating earnings per share than was previously used in accordance with APB Opinion No. 15, "Earnings Per Share." SFAS No. 128 provides for the calculation of "Basic" and "Dilutive" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entity's capital structure. SFAS No. 128 and SFAS No. 129 are effective for financial statements issued for periods ending after December 15, 1997. In fiscal 1998, the Company adopted SFAS No. 128, which did not have a material impact on the Company's financial statements. The implementation of SFAS No. 129 did not have a material effect on the Company's financial statements.

The Financial Accounting Standards Board has also issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards

DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
(Formerly Data 1, Inc.)
(A Development Stage Company)
               Notes to Consolidated Financial Statements
                    December 31, 1998 and 1997


NOTE 1 -  ACCOUNTING POLICIES AND PROCEDURES(Continued)

for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

SFAS No. 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Results of operations and financial position were unaffected by implementation of these standards.

In February 1998, the Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standard ("SFAS") No 132. "Employers' Disclosures about Pensions and other Postretirement Benefits" which standardizes the disclosure requirements for pensions and other postretirement benefits and requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. SFAS No. 132 is effective for years beginning after December 15, 1997 and requires comparative information for earlier years to be restated, unless such information is not readily available. The adoption of this statement had no material impact on the Company's financial statements.

In February 1998, the Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standard ("SFAS") No 132. "Employers' Disclosures about Pensions and other Postretirement Benefits" which standardizes the disclosure requirements for pensions and other postretirement benefits and requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. SFAS No. 132 is effective for years beginning after December 15, 1997 and requires comparative information for earlier years to be restated, unless such information is not readily available. The adoption of this statement had no material impact on the Company's financial statements.

DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
(Formerly Data 1, Inc.)
(A Development Stage Company)
               Notes to Consolidated Financial Statements
                    December 31, 1998 and 1997

NOTE 2 -  COMMITMENTS AND CONTINGENCIES

  a. Escrow Agreements

  The Company is a party to a February 8, 1994, escrow agreement entered into as a source of working capital. Under the terms of the escrow agreement certain funds were held by the Company's attorney in an escrow account and disbursed to repay principal and to pay interest to the funding source. This agreement was terminated under the terms of the bankruptcy proceedings discussed in Note 10.

  b. Leases

  Effective June 30, 1999, the Company terminated its lease for facilities in Sarasota, Florida it has been leasing on a month-to-month basis. Lease payments were $1,551 per month. The Company has since relocated to a facility leased by an affiliate company.

  c. Employment Contracts

Effective August 11, 1996, the Company has entered into 5 year employment agreements with the President and Chief Financial Officer. These contracts were terminated in 1999. See Note 11.

DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
(Formerly Data 1, Inc.)
(A Development Stage Company)
                 Notes to Consolidated Financial Statements
                       December 31, 1998 and 1997

NOTE 3 -  ACCRUED EXPENSES

  The Company's accrued expenses is comprised of the following items:
                                              December 31,
                                                  1998
                                              ------------
  Accrued payroll and payroll taxes           $    88,525
  Settlement agreement                            100,000
  Other                                               864
                                                  -------
         Total                                $   189,389
                                                  =======

NOTE 4 -  GOING CONCERN

  The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception through December 1998. Management intends to restructure its product lines to generate desired levels of revenues and profit as it emerges from the bankruptcy proceedings discussed in Note 10. Thereafter, the Company intends to seek a merger with an existing, operating company.

NOTE 5 -  CUSTOMERS AND EXPORT SALES

  During 1998 and 1997, the Company operated primarily in one industry segment which includes the manufacturing and marketing of computer memory devices.

  The Company's financial instruments subject to credit risk are primarily trade accounts receivable from its customers.
                          For the Years Ended
                              December 31,
                           1998         1997
                        ---------    -----------
  Domestic sales        $  17,273    $ 1,662,290
                           ------      ---------
                        $  17,273    $ 1,662,290
                           ======      =========

  In 1998 and 1997, the Company had 0 and 2 customer(s), respectively, which each exceeded 10% of its net sales.

NOTE 6 -  STOCK OPTIONS

  Except for stock options for 1,000,000 shares of common stock granted to and exercised by the President and Chief Financial Officer, respectively, under the terms of the bankruptcy proceedings discussed in Note 9, there are no other stock options available.

DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
(Formerly Data 1, Inc.)
(A Development Stage Company)
                    Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997

NOTE 7 -  RELATED PARTY TRANSACTIONS

  A related shareholder of the Company had borrowed $250,567, plus accrued interest of $25,120 during 1995, of which $34,384 remained outstanding at December 31, 1997. Additional amounts of $200,000 and $70,000 were borrowed by this party in December 1996, and May 1997 respectively. Payments of $94,773 were made against the amounts borrowed bringing the total amount outstanding to $209,611 at December 31, 1997. This amount was repaid in 1998.

NOTE 8 -  LONG-TERM DEBT

  Long term debt at December 31, 1998 consisted of the following:

  Various notes payable given in settlement of accounts payable, non-interest bearing, quarterly payments of $7,405, unsecured.  $  105,089

  Note payable to a related party, non-interest bearing, quarterly
   payments of $5,500, unsecured.                                      89,307
                                                                      -------
                                                                      194,396

    Less current maturities                                           (26,148)
                                                                      -------
    Long-term debt                                                 $  168,248
                                                                      =======

  Aggregate maturities required on long-term debt at December 31, 1998 are as follows:

    Year                    Amount
    ------------------- ----------
    1999                $   26,148
    2000                    39,319
    2001                    42,560
    2002                    46,068
    2003                    34,908
    2004 and thereafter      5,393
                          --------
    Total               $  194,396
                          ========

  This amount represents notes issued under the bankruptcy proceedings discussed in Note 10 as payment for certain amounts due as provided for in the Company's Plan or Reorganization. The notes are non-interest bearing, so interest has been imputed at 8% per annum. The balances are shown net of a discount of $41,483.

DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
(Formerly Data 1, Inc.)
(A Development Stage Company)
                    Notes to Consolidated Financial Statements
                         December 31, 1998 and 1997

NOTE 9 -  STOCK SUBSCRIPTION RECEIVABLE

  Stock subscriptions receivable include amounts of $56,250 and $55,250 which represent notes given to the Company as consideration for stock options exercised by the President and Chief Executive Officer, and the Vice President
- Finance and Chief Financial Officer, respectively. The balance of $164,625 represents an amount subscribed to by a related party to provide working capital to the Company while the Company was emerging from the bankruptcy proceedings discussed in Note 10. The notes due from the two officers were liquidated in the settlement of employment contracts discussed in Note 11, and the amount subscribed to by the related party was received in 1999.

NOTE 10 -  REORGANIZATION ITEMS

  On September 24, 1997, Data 1, Inc. (the "Debtor") filed a petition for relief under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court for the Middle District of Florida, Tampa Division, Case No.:
97-15827-8P1. Under Chapter 11, certain claims against the Debtor in existence prior to the filing of the petitions for relief under the federal bankruptcy laws are stayed while the Debtor continues business operations as debtor-in-possession. These claims are reported in the December 31, 1997
balance sheet as "liabilities subject to compromise."   Claims secured against
the Debtor's assets ("secured claims") also are stayed, although the holders of such claims have the right to move the Court for relief from the stay. There are no secured claims.

  The Debtor received approval from the bankruptcy Court to pay or otherwise honor certain of its prepetition obligations. These obligations have all been liquidated through the bankruptcy proceedings, and the Plan of Reorganization of the debtor is scheduled to be consummated in July 1999.

NOTE 11 -  SUBSEQUENT EVENTS

  Name Change and Increase in Authorized Shares

  On May 17, 1999, the shareholders of the Company approved and amended the Articles of Incorporation to increase the Company's authorized common shares to 100,000,000 shares and change the name of the Company to Diversified Resources Group, Inc. from Data 1, Inc.

  Purchase of Employment Contracts

  On May 31, 1999, the Company and the President and Chief Executive Officer of the Company entered into a settlement of employment agreement, wherein, for certain considerations, including his resignation . He would receive $100,000 plus continued health benefits payable over a 54 week period. On July 12, 1999, the Company and the Vice President - Finance and Chief Financial Officer entered into an identical agreement.

  Development Stage Company

  The Company essentially has reverted to the status of a startup company as
it emerges from the bankruptcy proceedings discussed in Note 10.    As of
December 31, 1998, the Company entered into the development state, and will be considered to be a development stage company until it commences operations as planned.

DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
(Formerly Data 1, Inc.)
(A Development Stage Company)
                         Consolidated Balance Sheets

                                   ASSETS
                                   ------

                                       September 30,            December 31,
                                           1999                    1998
                                       -------------            ------------
                                        (Unaudited)
CURRENT ASSETS
  Cash                                 $      48,791            $      2,475
  Inventory                                    7,081                     200
                                              ------                   -----
     Total Current Assets                     55,872                   2,675
                                              ------                   -----
FIXED ASSETS (Note 1)
  Computers                                   41,238                  41,238
  Test equipment                               1,569                   1,569
  Office equipment                            20,879                  15,379
  Software                                    32,475                  32,475
  Accumulated depreciation                   (87,682)                (65,972)
                                              ------                  ------
     Net Fixed Assets                          8,479                  24,689
                                              ------                  ------
OTHER ASSETS

  Deposits on land                           229,686                    -
  Due from related parties                      -                      6,984
  Prepaid expenses, net                          899                   3,183
  Deposits                                      -                      5,045
                                             -------                   -----
     Total Other Assets                      230,585                  15,212
                                             -------                  ------
     TOTAL ASSETS                      $     294,936             $    42,576
                                             =======                  ======



The accompanying notes are an integral part of these consolidated financial statements.

DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
(Formerly Data 1, Inc.)
(A Development Stage Company)
                  Consolidated Balance Sheets (Continued)

               LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                           September 30,         December 31,
                                               1999                 1998
                                           -------------         -------------
                                            (Unaudited)
CURRENT LIABILITIES
  Cash overdraft                           $        -            $     17,481
  Accounts payable - trade                        45,730               83,868
  Accrued expenses                               132,125              189,389
  Current portion of long-term debt                 -                  26,148
                                                 -------              -------
     Total Current Liabilities                   177,855              316,886
                                                 -------              -------
LONG-TERM DEBT                                    72,951              168,248
                                                 -------              -------
Total Liabilities                                250,806              485,134
                                                 -------              -------
STOCKHOLDERS' EQUITY (DEFICIT)
  Preferred stock, .001 par value,
   1,000,000 shares authorized,
   -0- shares issued and outstanding                -                    -
  Common stock, $.001 par value,
   100,000,000 shares authorized;
   91,151,831 and 41,044,353 shares
   issued and outstanding,
   respectively                                   91,151               41,044
  Additional paid-in capital                   5,504,109            4,305,137
  Stock subscription receivable                     -                (276,125)
  Accumulated deficit                         (5,551,130)          (4,512,614)
                                               ---------            ---------
     Total Stockholders' Equity (Deficit)         44,130             (442,558)
                                                  ------              -------
     TOTAL LIABILITIES AND STOCKHOLDERS'
      EQUITY (DEFICIT)                     $     294,936       $       42,576
                                                 =======               ======







The accompanying notes are an integral part of these consolidated financial statements.

DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
(Formerly Data 1, Inc.)
(A Development Stage Company)
                     Consolidated Statements of Operations
                                (Unaudited)

                                                                    From
                                                                                 Inception of the
                                                                                   Development
                                                                                     Stage on
                                   For the                     For the              December 31,
                                 Nine Months Ended         Three Months Ended       1998 Through
                                   September 30,            September 30,           September 30,
                                 1999         1998         1999          1998          1999
                             -----------  -----------  -----------  -----------   ---------------
REVENUES

Sales, net                   $    20,378  $    16,945  $       783  $     2,950   $       20,378
Cost of sales                     20,613       20,470          257          967           20,613
                                  ------       ------         ----        -----           ------
Gross Margin (Deficit)              (235)      (3,525)         526        1,983             (235)
                                  ------       ------         ----        -----           ------
EXPENSES

General and administrative       957,463      441,802      762,415      212,671          957,463
Depreciation and amortization     21,710       24,750        7,237        8,368           21,710
                                 -------      -------      -------      -------          -------
Total Expenses                   979,173      466,552      769,652      221,039          979,173
                                 -------      -------      -------      -------          -------
LOSS FROM OPERATIONS            (979,408)    (470,077)    (769,126)    (219,056)        (979,408)
                                 -------      -------      -------      -------          -------
OTHER INCOME (EXPENSE)

Interest expense                 (10,094)        -          (3,365)        -             (10,094)
Other income                       5,400         -            -            -               5,400
Other expense                   (306,175)        (116)        -            -            (306,175)
                                 -------        -----       ------       ------          -------
Total Other Income (Expense)    (310,869)        (116)      (3,365)        -            (310,869)
                                 -------        -----       ------       ------          -------
LOSS BEFORE REORGANIZATION
 ITEMS                        (1,290,277)    (470,193)    (772,491)    (219,056)      (1,290,277)
                               ---------      -------      -------      -------        ---------
REORGANIZATION ITEMS

 Gain on restructuring
  of debt                        100,000         -            -            -             100,000
                                 -------        -----        -----       ------          -------
     Total Income from
      Reorganization Items       100,000         -            -            -             100,000
                                 -------        -----        -----       ------          -------

(LOSS) BEFORE INCOME TAXES    (1,190,277)    (470,193)    (772,491)    (219,056)      (1,190,277)

INCOME TAX EXPENSE                  -            -            -            -                -
                               ---------      -------      -------      -------        ---------
NET (LOSS)                   $(1,190,277)   $(470,193)   $(772,491)   $(219,056)     $(1,190,277)
                               =========      =======      =======      =======        =========

BASIC INCOME (LOSS)
 PER SHARE
  Net loss before
   reorganization items      $     (0.01)   $   (0.01)   $   (0.01)   $   (0.01)
  Reorganization items              0.00         0.00         0.00         0.00
                                    ----         ----         ----         ----
BASIC INCOME (LOSS)
 PER SHARE                   $     (0.01)   $   (0.01)   $   (0.01)   $   (0.01)
                                    ====         ====         ====         ====
WEIGHTED AVERAGE SHARES
 OUTSTANDING                  71,589,263   38,746,921   79,544,660   41,044,353
                              ==========   ==========   ==========   ==========

The accompanying notes are an integral part of these consolidated financial statements.

DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
(Formerly Data 1, Inc.)
(A Development Stage Company)
          Consolidated Statements of Stockholders' Equity (Deficit)

                                                          Additional     Stock
                                       Common Stock        Paid-in    Subscription    Accumulated
                                   Shares       Amount     Capital     Receivable        Deficit
                                  ----------  --------   -----------  ------------  -------------
Balance, December 31, 1997        19,091,973    19,092     3,332,971      (115,000)   (9,779,570)

Adjustment for reduction of
 exercise  price of options             -         -         (103,500)      103,500          -

Common stock issued for cash
 at $0.05 per share                4,707,504     4,708       230,667          -             -

Common stock issued for
 settlement of debt at
 $0.05 per share                  11,952,380    11,952       585,666          -             -

Common stock issued for
 subscriptions receivable
 at $0.05 per share                5,292,496     5,292       259,333      (264,625)         -

Net income for the year
 ended December 31, 1998                -         -             -             -        5,266,956
                                  ----------    ------     ---------       -------     ---------
Balance, December 31, 1998        41,044,353  $ 41,044   $ 4,305,137   $  (276,125) $ (4,512,614)

Receipt of stock subscription
 (unaudited)                            -         -             -          276,125          -

Common stock issued for cash at
 $0.025 per share on April 4,
 1999  (unaudited)                25,695,720    25,696       616,697          -             -

Common stock issued for services
 at $0.03 per share on April 4,
 1999 (unaudited)                 12,380,280    12,380       359,028          -             -

Common stock issued in
 settlement of employment
 agreement at $0.033 per share
 on June 30, 1999 (unaudited)      2,031,478     2,031        65,008          -             -

Common stock issued for services
 at $0.032 per share on July 7,
 1999 (unaudited)                 10,000,000    10,000       310,000          -             -

Net loss for the nine months
 ended September 30, 1999,
 (unaudited)                            -         -             -             -       (1,190,277)
                                  ----------   -------     ---------      --------     ---------
Balance, September 30, 1999
 (unaudited)                      91,151,831  $ 91,151   $ 5,655,870     $    -     $ (5,702,891)
                                  ==========    ======     =========      ========     =========





The accompanying notes are an integral part of these consolidated financial statements.

DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
(Formerly Data 1, Inc.)
(A Development Stage Company)
                     Consolidated Statements of Cash Flows
                              (Unaudited)

                                                                     From
                                                                                 Inception of the
                                                                                    Development
                                                                                     Stage on
                                       For the                  For the              December 31,
                                   Nine Months Ended        Three Months Ended       1998 Through
                                     September 30,             September 30,        September 30,
                                   1999         1998        1999          1998          1999
                                ----------   ----------   ----------   ----------   ------------
CASH FLOWS FROM OPERATING
 ACTIVITIES:

 Net loss                      $(1,190,277) $  (470,193) $  (772,491) $  (219,056) $  (1,190,277)
 Adjustments to reconcile
  net loss to net cash
  provided (used) in
  operating activities:
   Depreciation and
    amortization                    21,710       28,274       7,237         8,368         21,710
   Stock issued for services       691,408         -        566,921          -           691,408
   Stock issued for employment
    settlement                      67,039         -           -             -            67,039
 Changes in assets and
  liabilities:
   (Increase) decrease in
    inventory                       (6,881)        (557)     (7,081)         -            (6,881)
   (Increase) decrease in
    accounts receivable               -          (2,330)       -             -              -
   (Increase) decrease in
    prepaid expenses                 7,329          (66)       -             -             7,329
   (Increase) decrease in
    notes receivable                  -         393,529        -          199,955           -
   (Increase) decrease in
    other assets                  (229,686)       7,259    (234,731)         -          (229,686)
   Increase (decrease) in
    cash overdraft                 (17,481)        -        (26,667)         -           (17,481)
   Increase (decrease) in
    accounts payable               (38,238)      34,700      27,345          -           (38,238)
   Increase (decrease) in
    accrued expenses               (57,264)      (6,939)    (47,490)         -           (57,264)
                                   -------       ------     -------        ------        -------
     Net Cash Provided (Used)
      by Operating Activities     (752,241)     (16,323)   (486,957)      (10,733)      (752,241)
                                   -------       ------     -------        ------        -------
CASH FLOWS FROM INVESTING
 ACTIVITIES:

 Sale of fixed assets                 -           1,400        -             -              -
 Purchase of fixed assets           (5,500)        -           (500)         -            (5,500)
                                     -----        -----        ----        ------          -----
   Net Cash Provided (Used)
    by Investing  Activities    $   (5,500)   $   1,400    $   (500)    $    -         $  (5,500)
                                     -----        -----        ----        ------          -----



The accompanying notes are an integral part of these consolidated financial statements.

DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
(Formerly Data 1, Inc.)
(A Development Stage Company)
                     Consolidated Statements of Cash Flows (CONTINUED)
                              (Unaudited)

                                                                     From
                                                                                 Inception of the
                                                                                    Development
                                                                                     Stage on
                                       For the                  For the              December 31,
                                   Nine Months Ended        Three Months Ended       1998 Through
                                     September 30,             September 30,        September 30,
                                   1999         1998        1999          1998          1999
                                ----------   ----------   ----------   ----------   ------------

CASH FLOWS FROM FINANCING
 ACTIVITIES:

 Payments on debt              $  (121,445) $       -    $  (106,145) $       -    $    (121,445)
 Collections from related
  parties                            6,984          -           -             -            6,984
 Issuance of common stock          918,518          -        642,393          -          918,518
                                 ---------         ----      -------         ----      ---------
     Net Cash Provided by
      Financing Activities         804,057          -        536,248          -          804,057
                                 ---------         ----      -------         ----      ---------
Net Increase (Decrease)
 in Cash                            46,316      (14,923)      48,791      (10,733)        46,316

CASH AT BEGINNING OF PERIOD          2,475       15,141         -          10,951          2,475
                                    ------       ------       ------       ------         ------
CASH AT END OF PERIOD          $    48,791  $       218  $    48,791  $       218  $      48,791
                                    ======       ======       ======       ======         ======

CASH PAID FOR:

  Interest expense             $      -     $      -     $      -      $     -      $       -
  Income taxes                 $      -     $      -     $      -      $     -      $       -

NON CASH FINANCING ACTIVITIES:

  Common stock issued in
   settlement of debt          $      -     $   597,618  $      -      $  597,618   $       -
  Common stock issued for
   subscriptions receivable    $      -     $   264,625  $      -      $  264,625   $       -
  Common stock issued for
   services                    $   691,408  $      -     $   331,846   $     -      $    691,408
  Common stock issued in
   settlement of employment
   agreement                   $    67,039  $      -     $    47,179   $     -      $     67,039



The accompanying notes are an integral part of these consolidated financial statements.

DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
(Formerly Data 1, Inc.)
(A Development Stage Company)
                  Notes to Consolidated Financial Statements
                   September 30, 1999 and December 31, 1998


NOTE 1 - CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 1999 and for all periods presented have been made.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with general accepted accounting principles have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 1998 audited consolidated financial statements. The results of operations for the periods ended September 30 are not necessarily indicative of the operating results for the full year.

NOTE 2 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. Until that time, the stockholders have committed to covering the operating costs of the Company.

NOTE 3 - CONTINGENCIES

Real Estate
-----------
On July 31, 1999, the Company entered into an agreement whereby it was assigned the rights to acquire a 607.74 tract of undeveloped land in Wake County, North Carolina from Matheny Development, LLC, ("Matheny Development"), a North Carolina limited liability controlled by James M. Matheny, one of the Company's directors. As part of the assignment, the Company agreed to pay Matheny Development $2,100,000 as liquidated damages if the purchase is not closed by the due date plus extensions, unless the contract is breached by Matheny Development of PFC Falls, LLC ("PFC"). If PFC breaches the contract, the Company has the option of pursuing all necessary actions to obtain specific performance by PFC or to assign the contract to Matheny Development and pay liquidated damages of $2,200,000. The assignment also provides that the Company pay a non-refundable extension fee of $76,562 per month and is currently under extension through March 21, 2000.

Consulting Fee Agreement
------------------------
On July 7, 1999, the Company entered into a consulting fee agreement with United Funding Solutions, Inc. (United) wherein the Company would pay United $100,000 per year for 5 years. Additionally, the Company issued United

DIVERSIFIED RESOURCES GROUP, INC. AND SUBSIDIARIES
(Formerly Data 1, Inc.)
(A Development Stage Company)
                  Notes to Consolidated Financial Statements
                   September 30, 1999 and December 31, 1998

NOTE 3 - CONTINGENCIES (Continued)

10,000,000 shares of common stock valued at the trading price of $0.032 per share. Pursuant to the agreement, the Company could be required to issue up to 90,000,000 additional shares of common stock. The stock would be issued at a formula of 1 share for each dollar of gross profit earned by the Company. The Company would be required to obtain shareholder approval to increase the authorized number of shares.

NOTE 4 - STOCK ISSUANCES

The stock issuances in 1998 were valued at $0.05 per share per the bankruptcy agreement. The stock issued for services in 1999 was valued at the trading price on the dates of issue. In 1999, the Company issued 34,678,840 shares of common stock for cash pursuant to a 504 offering at $0.025 per share.

NOTE 5 - LEGAL PROCEEDINGS

The United States Securities and Exchange Commission ("SEC") has entered a formal order of investigation styled as "In the matter of Diversified Resources Group, Inc. (NY/6573)." On or about September 30, 1999, the Company received a subpoena duces teum requesting that the Company provide the Northeast Regional Office of the SEC with various documents regarding past, present and intended business operations, financial statements and underlying financial records, prior news releases, and other documentation. The Company has provided the documentation requested and has and intends to continue to fully cooperate with this formal order of investigation.

PART III

ITEM 1.  INDEX TO EXHIBITS

     Copies of the following documents are included as exhibits to this amended Form 10SB pursuant to Item 601 of Regulation SB.

         SEC
Exhibit  Reference
No.      No.        Title of Document
-------  ---------  -----------------
3(i)     3.01       Articles of Incorporation and Amendments
3(ii)    3.02       Bylaws
4        4.01       Specimen Stock Certificate
10       10.01      United Funding "Consultant Fee Agreement"
10       10.02      Quintiles Agreement
10       10.03      Contract for Purchase and Sale of Real Property
10       10.04      Assignment of Contract for Purchase and Sale of Real
                     Property
10       10.05      Westminster Homes Letter of Intent
10       10.06      U.S. Home Letter of Intent
10       10.07      Squires Homes Letter of Intent
10       10.08      Drucker and Falk Letter of Intent
21       21         List of Subsidiaries
27       27         Financial Data Schedule
99       99.01      Final Decree of Bankruptcy Court, July 13, 1999

ITEM 2.  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    DIVERSIFIED RESOURCES GROUP, INC.


DATED: December 24, 1999            /S/ O. Howard Davidsmeyer, Jr., C.E.O.

                                    /S/ Matthew A. Veal, Secretary/Treasurer